Date: 25/03/2008	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: POLYMET MINING CORP.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	30/04/2008
Record Date for Voting (if applicable) :	30/04/2008
Meeting Date :	17/06/2008
Renaissance Vancouver Hotel Harbourside
1133 W. Hastings St.
Meeting Location (if available) :
Vancouver, BC
V6E 3T3

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	731916102	CA7319161021

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for POLYMET MINING CORP.